PRIMERO ANNOUNCES SAN DIMAS MILL WORKER STOPPAGE

Toronto, Ontario, March 31, 2011 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) today announced that a strike declared by the union of mill workers has resulted in a stoppage of mill processing only at the Company's San Dimas mine in Mexico.

Effective March 30th, 2011 the union of mill workers notified the Company of its intention to discontinue work due to a dispute regarding the mill worker’s bonus structure.

The local union representing the mill workers is one of three local unions at San Dimas who are all part of the national union Sindicato Nacional de Trabajadores Mineros (or National Mineworkers Union). The other two local unions, who comprise the underground mine workers, have accepted the Company’s bonus structure with similar terms to those proposed to the union of mill workers. Underground mining, development and exploration activities continue undisrupted.

The Company is continuing its efforts to resolve the dispute with the union of mill workers at San Dimas. Depending on its duration, the strike could have a negative impact on the annual production forecast for the San Dimas mine.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Joseph F. Conway	Tamara Brown
President & CEO	VP, Investor Relations
Tel: (416) 814 3160	Tel: (416) 814 3168
jconway@primeromining.com	tbrown@primeromining.com